BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Corporation”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
May 6th and May 11, 2005

Item 3: Press Release
May 13, 2005

Item 4: Summary of Material Change
The Corporation announces, the TSX Venture Exchange has accepted for filing the Company’s agreement whereby it has acquired a 100% working interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada and the Lone Mountain copper – zinc skarn property located in Grant County, New Mexcio.

Item 5: Full Description of Material Change

Mount Hamilton Gold Project

The Corporation announces further to its News Release dated March 4, 2005, that the TSX Venture Exchange has accepted for filing the Company’s agreement whereby it has acquired a 100% working interest in the Mount Hamilton Gold Project, located in White Pine County, Nevada (the “MH Property”).

Roscoe Postle Associates Inc. (“RPA”) has prepared an Independent Technical Report compliant with NI 43-101 and a Valuation on the MH Property which is now accessible on SEDAR. The Mt. Hamilton Property is located 40 miles west of Ely, Nevada, and is comprised of nine surveyed patent mineral claims, totaling 120.57 acres and 21 unsurveyed mining claims, totaling 405.24 acres located in White Pine County, Nevada. RPA has reclassified the historical resources as required by NI 43-101 to be an Indicated Resource of 12 million tons at 0.034 ounces (“oz”) per ton gold (“au”), or 405,000 oz au, and at 0.18 oz per ton silver (“ag”), or 2,153,000 oz ag, using a cut-off grade of 0.016 oz per ton au. In addition, as reported in our News Release dated February 8, 2005, the MH Property also contains molybdenum, tungsten and copper mineralization.

In partial consideration, the Company has issued 3,750,000 shares and 3,750,000 share purchase warrants expiring May 6, 2007. A finder’s fee of 300,000 shares has been paid relative to the transaction. The hold period for any shares issued expires September 7, 2005. The acquisition closed effective May 6, 2005.

Lone Mountain Copper Zinc Property

The Company announces further to its news release dated March 1, 2005, that the TSX Venture Exchange has accepted for filing the acquisition of 100% working interest in the Lone Mountain project in New Mexico, USA (the “LM Property”) pursuant to an Option Agreement between the Company and Thornwell Rogers, MRP Geo Company, LLC and South Branch Resources, LLC (collectively the “Vendors”). The LM Property is approximately 5 miles from the town of Silver City New Mexico, 9 miles southwest of Phelps Dodge’s Chino mine and 5 miles northwest of Phelps Dodge’s Hurley smelter.

Lone Mountain is a buried high grade Copper/Zinc/Silver skarn hosted in Mississippian limestone (Lake Valley) and lower Paleozoic dolomite/limestone peripheral to a Tertiary quartz-monzonite porphyry stock. Mineralization is classified as replacement and skarn, both in prograde and retrograde styles and is both structurally and stratigraphically controlled. A technical report compliant with National Instrument 43-101 for the LM Property is ac cessible at www.sedar.com.

Under the Option Agreement, the Company has the right to earn a 100% working interest in the LM Property by making a series of cash payments totaling US$1,000,000 and share payments totaling 325,000 common shares of the Company to the Vendors over a period of three years, and by undertaking work commitments of US$4,850,000 over the same period. On subsequent anniversaries of the Option Agreement, pending commencement of commercial production, the Company is to pay the Vendors US$400,000 and 100,000 common shares of the Company. Upon commencement of commercial production, the Company must pay to the Vendors, the greater of US$100,000 or a 2% net smelter royalty on all state or private mineral lands, and a 3% net smelter royalty on all federal mineral lands.

The initial cash payment of US$75,000 and issuance of 50,000 common shares has been made pursuant to the Option Agreement. The common shares issued have a hold period expiring on September 11, 2005.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Richard W. Warke, President or Purni Parikh - Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 13th day of May 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary